November 8, 2013

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File No. 001-31911

Dear Mr. Rosenberg:
We are responding to your comment in your letter dated October 25, 2013 with respect to our Form 10-K for the fiscal year ended December 31, 2012. We have copied the comment immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Fixed Maturity Securities, page 26

1.
Please provide us proposed revised disclosure to be included in future periodic reports that explains the differences in investment ratings assigned by nationally recognized statistical rating organizations and those determined by the National Association of Insurance Commissioners. In particular, your disclosure should explain why, as apparent from the tables on page 27 the NRSOs characterize almost $1.0 billion of your fixed maturity investment securities at December 31, 2012 as Caa and lower and in or near default, while the NAIC designates only $6.6 million of your investments at these levels. Also clarify in this disclosure how you use each rating in managing your investment portfolio.

Response: Beginning with our Form 10-Q filing for the three and nine months ended September 30, 2013, the following revised disclosure will be included in the Financial Condition section our Management's Discussion and Analysis of Financial Condition and Results of Operations:
The National Association of Insurance Commissioner's ("NAIC") Securities Valuation Office ("SVO") is responsible for the the day-to-day credit quality assessment and the valuation of fixed maturity securities owned by state regulated insurance companies. The purpose of such assessment and valuation is for determining regulatory capital requirements and regulatory reporting. Insurance companies report ownership to the SVO when such securities are eligible for regulatory filings. The SVO conducts credit analysis on these securities for the purpose of assigning an NAIC designation and/or unit price. Typically, if a security has been rated by a Nationally Recognized Statistical Rating Organization ("NRSRO"), the SVO utilizes that rating and assigns an NAIC designation based upon the following system:

NAIC Designation	NRSRO Equivalent Rating
1	Aaa/Aa/A
2	Baa
3	Ba
4	B
5	Caa and lower
6	In or near default
For most of the bonds held in our portfolio the NAIC designation matches the NRSRO equivalent rating. However, for certain loan-backed and structured securities, as defined by the NAIC, the NAIC rating is not always equivalent to the NRSRO rating presented in the previous table. The NAIC has adopted revised rating methodologies for certain loan-backed and structured securities comprised of non-agency residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities (“CMBS”). The NAIC’s objective with the revised rating methodologies for these structured securities is to increase the accuracy in assessing expected losses and use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from structured securities.
The use of this process by the SVO may result in certain non-agency RMBS and CMBS being assigned an NAIC designation that is higher than the equivalent NRSRO rating. The NAIC designations for non-agency RMBS and CMBS are based on security level expected losses as modeled by an independent third party (engaged by the NAIC) and the statutory carrying value of the security, including any purchase discounts or impairment charges previously recognized. Evaluation of non-agency RMBS and CMBS held by insurers using the revised NAIC rating methodologies is performed on an annual basis.
As stated previously, our fixed maturity security portfolio is managed to minimize risks such as defaults or impairments while earning a sufficient and stable return on our investments. Our strategy has been to invest primarily in investment grade fixed maturity securities. Investment grade is NAIC 1 and 2 securities and Baa3/BBB- and better securities on the NRSRO scale. This strategy meets the objective of minimizing risk while also managing asset capital charges on a regulatory capital basis.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (515) 457-1980.

Sincerely,

/s/ Ted M. Johnson

Ted M. Johnson
Chief Financial Officer and Treasurer